20170175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2017

Robert A. Cantone
Proskauer Rose LLP
rcantone@proskauer.com

Re: Celgene Corporation
Incoming letter dated February 8, 2017

Dear Mr. Cantone:

This is in response to your letter dated February 8, 2017 concerning the shareholder proposal submitted to Celgene by James McRitchie and Myra K. Young. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 22, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Celgene Corporation
Incoming letter dated February 8, 2017

The proposal asks the board to provide proxy access with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Celgene may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Celgene omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Proskauer» Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 8, 2017

Robert A. Cantone
Member of the Firm
d 212.969.3235
f 212.969.2900
rcantone@proskauer.com
www.proskauer.com

By Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Celgene Corporation – Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Dear Ladies and Gentlemen:

This firm represents Celgene Corporation, a Delaware corporation ("Celgene"), on whose behalf we are filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Celgene's intention to exclude a stockholder proposal submitted by James McRitchie and Myra K. Young (the "Proposal") from the proxy materials for Celgene's 2017 Annual Meeting of Stockholders to be held on June 14, 2017 (the "2017 Proxy Materials").

Celgene asks that the Commission's Division of Corporation Finance (the "Staff") provide a no-action letter such that it would not recommend that enforcement action be taken by the Commission against Celgene if Celgene excludes the Proposal from Celgene's 2017 Proxy Materials. The Proposal is properly excluded under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. We are also sending a copy of this letter to John Chevedden, the agent designated by James McRitchie and Myra K. Young, the shareholders who submitted the Proposal, to receive correspondence regarding the Proposal, at the e-mail address provided to us. Celgene plans to file its definitive proxy statement with the Commission on or about May 1, 2017. Accordingly, in compliance with Rule 14a-8(j), we are submitting this letter not less than 80 days before Celgene intends to file its definitive proxy statement.

THE PROPOSAL

The Proposal requests that the Company amend its constitutional documents to provide proxy access. In particular, the proposal states (with emphasis in original):

> RESOLVED: Shareholders of the Celgene Corporation (the "Company") ask the board of directors (the "Board") to amend its bylaws or other documents, as necessary, to provide proxy access with *essential elements for substantial implementation* as follows:
>
> 1. *Nominating shareholders or shareholder groups must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.*
> 2. *The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.*
> 3. *No limitation, below fifty, shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of Required Stock.*

A copy of the Proposal and the supporting statement is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because Celgene Has Already Substantially Implemented the Proposal.

A. Background

Exchange Act Rule 14a-8(i)(10) permits the exclusion of a proposal from a company's proxy materials if the company "has already substantially implemented the proposal." The general policy underlying the substantially-implemented basis for exclusion under Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Release No. 34-12598* (July 7, 1976). According to *Release No. 34-20091* (August 16, 1983), a company does not have to implement each element of a proposal in the precise manner suggested by the proponent in order to exclude a proposal under Rule 14a-8(i)(10).

With respect to proposals requesting that the company adopt proxy access bylaws, the Staff has repeatedly permitted exclusion under Rule 14a-8(i)(10) where the company has provided a representation that the company's board "has adopted a proxy access bylaw that addresses the proposal's essential objective." *See, e.g., Mattel, Inc.* (February 3, 2017); *Discover Financial*

Services (January 17, 2017); *Huntsman Corporation* (January 13, 2017); *AutoNation, Inc.* (December 30, 2016), *Valley National Bancorp* (December 19, 2016), *Danaher Corporation* (December 19, 2016), *Lockheed Martin Corporation* (December 19, 2016) and *Berry Plastics Group, Inc.* (December 14, 2016) (collectively, the "Proxy Access Precedent Letters").

B. The Proposal and Celgene's Proxy Access Bylaw

On December 8, 2016, the Board of Directors (the "Board") of Celgene amended and restated Celgene's by-laws (the "Amended and Restated By-Laws") to permit stockholders to include their nominees to the Board in Celgene's proxy materials under specified conditions. *See* Section 1.9 of the Amended and Restated By-Laws (the "Proxy Access By-Law"), which is attached to this letter as Exhibit B and is filed as Exhibit 3.1 to Celgene's Form 8-K filed on December 12, 2016. The Proxy Access By-Law permits a stockholder, or a group of no more than twenty stockholders, that has continuously owned at least 3% of Celgene's outstanding common stock for at least three years to nominate up to the greater of two persons or the number of persons constituting 20% of the Board, subject to the requirements set forth in the Proxy Access By-Law.

Consistent with the Proxy Access Precedent Letters, the Proxy Access By-Law addresses the Proposal's essential objective, which is providing a stockholder or a group of stockholders that have continuously owned at least 3% of Celgene's outstanding common stock for at least three years the ability to include no fewer than two director nominees in Celgene's annual meeting proxy materials.

The table below shows how the Proxy Access By-Law compares to each element of the Proposal.

	Proposal	**Proxy Access By-Law**
Ownership and holding period	"beneficially own 3% or more of the Company's outstanding common stock…continuously for at least three years"	"has [o]wned continuously for at least three years…a number of shares of stock of the Corporation that represents at least three percent of the outstanding shares of each class of stock of the Corporation entitled to vote" *See* Section 1.9(a)(iii)(A)
Ownership through the annual meeting	"pledge to hold [requisite] stock through the annual meeting"	"continues to own the [requisite stock] through the date of the

		annual meeting" *See* Section 1.9(a)(iii)(B)
Nominee limit	"one quarter of the directors then serving or two, whichever is greater"	"number of directors constituting the greater of (A) two, or (B) twenty percent of the total number of directors of the Corporation" *See* Section 1.9(a)(iv)
Aggregation of shareholders	"No limitation, below fifty, shall be placed on the number of shareholders that can aggregate their shares"	"a stockholder or a group of no more than twenty stockholders" *See* Section 1.9(a)(iii)

With respect to the ownership and holding period element and the ownership through the annual meeting element, the Proxy Access By-Law is substantively identical to the Proposal.

With respect to the nominee limit element, both the Proxy Access By-Law and the Proposal require the company to include, from among qualified persons, a minimum of two nominees in its annual meeting proxy materials. The difference between the Proxy Access By-Law and the Proposal is that the Proxy Access By-Law implements a cap on the number of nominees of 20% of the Board, while the Proposal implements a cap of 25% of the Board (in each case, assuming such number is greater than two persons). The Staff has repeatedly permitted exclusion under Rule 14a-8(i)(10) of similar proxy access proposals where the proponent's proposal requested the ability to nominate up to 25% of the board of directors while the company's proxy access bylaws limited the percentage to 20%. *See, e.g.*, the Proxy Access Precedent Letters cited above.

With respect to the aggregation of shareholders, the Proxy Access By-Law imposes a cap of 20 on the number of shareholders that can aggregate their holdings, while the Proposal states that a cap, if it exists, should not be less than 50. The Staff has permitted exclusion under Rule 14a-8(i)(10) of proxy access proposals where the proponent's proposal requested that no limitation be placed on the number of shareholders that can aggregate their holdings while the company's proxy access bylaws imposed a limitation of 20 shareholders. *See, e.g.*, the Proxy Access Precedent Letters. In each case, despite these differences, the Staff granted relief pursuant to Rule 14a-8(i)(10), and noted in particular that the company's board had "adopted a proxy access bylaw that addresses the proposal's essential objective." Similarly here, despite the difference between the cap on the number of shareholders that can aggregate their holdings in the Proxy Access By-Law and the cap requested by Proponent, the Proxy Access By-Law satisfies the

Proposal's essential objective – providing a stockholder or group of stockholders that have owned 3% or more of the Company's common stock continuously for at least three years the ability to include no fewer than two director nominees in the Company's annual meeting proxy materials. Accordingly, the Company has substantially implemented the Proposal, and the Proposal is excludable under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we hereby respectfully request, on behalf of Celgene, that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Celgene's 2017 Proxy Materials. We would be pleased to provide any additional information and answer any questions that the Staff may have regarding this matter. I can be reached by phone at (212) 969-3235 and by email at rcantone@proskauer.com.

Kindly acknowledge receipt of this letter by return of electronic mail. Thank you for your consideration of this matter.

Sincerely, yours,

Robert A. Cantone

cc: John Chevedden

Exhibit A

The Proposal and Supporting Statement

FISMA & OMB Memorandum M-07-16

December 10, 2016

Gerald Masoudi, EVP
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
Attention: Corporate Secretary

Dear Corporate Secretary:

We are pleased to be shareholders in Celgene Corporation (CELG) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,

James McRitchie	December 10, 2016 Date
Myra K. Young	December 10, 2016 Date

cc: John Chevedden

[CELG – Rule 14a-8 Proposal, December 10, 2016]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders of the Celgene Corporation (the "Company") ask the board of directors (the "Board") to amend its bylaws or other documents, as necessary, to provide proxy access with *essential elements* for *substantial implementation* as follows:

1. *Nominating shareholders or shareholder groups must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.*
2. *The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.*
3. *No limitation, below fifty, shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of Required Stock.*

Supporting Statement: The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented access bylaws. Noteworthy is the following:

> The ability to aggregate holdings is crucial to the effectiveness of proxy access—without it, a proxy access provision would not be viable.
>
> We note that without the ability to aggregate holdings even CII's largest members would be unlikely to meet a 3% ownership requirement to nominate directors. Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined.
>
> CII's position is generally consistent with the view of the SEC. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareowners at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareowners.

Many corporate boards have adopted proxy access bylaws with troublesome provisions that significantly impair the ability of shareholders to participate in the nominating process, and the ability of shareholder nominees to effectively serve if elected. Adoption of bylaws with *all* the requested elements outlined above would help ensure meaningful proxy assess is available to more shareholders.

Increase Shareholder Value
Vote for Shareholder Proxy Access Enhancement – Proposal [4]

James McRitchie and Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB Memorandum M-07-16

Exhibit B

Amended and Restated By-Laws

Exhibit 3.1

Amended and Restated By-Laws of Celgene Corporation

(As adopted by the Board of Directors Effective December 8, 2016)

BY-LAWS
of
CELGENE CORPORATION
(Amended and Restated on December 8, 2016)

ARTICLE I
STOCKHOLDERS

Section 1.1 Annual Meeting.

An annual meeting of stockholders for the purpose of electing directors and of transacting such other business as may come before it shall be held each year at such date, time, and place, either within or without the State of Delaware, as may be specified by the Board of Directors (the "Board").

Section 1.2 Special Meetings.

Special meetings of stockholders may be held at any time upon call of the Chairman of the Board, if any, the Chief Executive Officer, the President, the Secretary, or the Board, at such time and place, either within or without the State of Delaware, as may be stated in the notice. In addition, a special meeting of stockholders shall be called by the Board upon the written request to the Secretary (a "Special Meeting Request") in proper form of one or more record holders of shares of stock of the Corporation representing in the aggregate not less than twenty-five percent of the outstanding shares of each class of stock of the Corporation entitled to vote, which shares are determined to be "Net Long Shares" (as defined below) (the "Requisite Percentage").

For purposes of this Section 1.2 and for determining the Requisite Percentage, "Net Long Shares" means those shares of stock of the Corporation as to which a stockholder possesses the sole power to vote or direct the voting, the sole economic incidents of ownership (including the sole right to profits and the sole risk of loss) and the sole power to dispose of or direct the disposition. The number of shares calculated in accordance with the foregoing shall not include any shares (a) sold by such stockholder in any transaction that has not been settled or closed, (b) borrowed by such stockholder for any purposes or purchased by such stockholder pursuant to an agreement to resell, or (c) subject to any option, warrant, derivative or other agreement or understanding, whether any such arrangement is to be settled with shares of stock or with cash based on the notional amount of shares subject thereto, in any such case which has, or is intended to have, the purpose or effect of (i) reducing in any manner, to any extent or at any time in the future, such stockholder's rights to vote or direct the voting and full rights to dispose or direct the disposition of any of such shares, or (ii) offsetting to any degree gain or loss arising from the sole economic ownership of such shares by such stockholder. Whether shares constitute "Net Long Shares" shall be decided by the Board in its reasonable determination.

A Special Meeting Request must be delivered to or mailed and received at the principal executive offices of the Corporation.

To be in proper form, a Special Meeting Request (a) must be signed by each stockholder (or its qualified representative, as that term is described in this Section 1.2) requesting the special meeting and (b) must set forth:

(i) a brief description of each matter of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting (including the text of any resolutions to be proposed for consideration by stockholders);

(ii) the name and record address, as they appear on the Corporation's books, of each stockholder requesting the special meeting;

(iii) the class or series and number of shares of capital stock of the Corporation which are owned by each stockholder requesting the special meeting, including shares beneficially owned and shares held of record;

(iv) (A) a description of any agreement, arrangement or understanding (including any derivative instruments, swaps, warrants, short positions, profit interests, options, hedging transactions, borrowed or loaned shares or other transactions, such as those involving direct or indirect opportunities to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, or partnership interests in a partnership that directly or indirectly hold any of the foregoing) that has been entered into as of the date of such notice by each stockholder requesting the special meeting, if any, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of each such person or any of its affiliates or associates with respect to shares of stock of the Corporation, and any performance-related fees to which each such party is directly or indirectly entitled based on any increase or decrease in the value of shares of the Corporation; and (B) a representation that each stockholder requesting the special meeting will notify the Corporation in writing of any of information required to be disclosed in clause (iv)(A) that is in effect as of the record date for the special meeting not later than five business days following the later of the record date or the date notice of the record date is first publicly disclosed;

(v) a description of all arrangements or understandings between each stockholder requesting the special meeting and any other person or persons (including their names) in connection with the proposal of such business desired to be brought before the special meeting by each stockholder requesting the special meeting and any material interest of each stockholder requesting the special meeting in such business desired to be brought before the special meeting;

(vi) a representation that each stockholder requesting the special meeting intends to appear in person or by proxy at the special meeting to bring such business before the special meeting;

(vii) an agreement by each stockholder requesting the special meeting to notify the Corporation promptly in the event of any disposition prior to the record date for voting at the special meeting of shares of the Corporation owned of record and an acknowledgement that any such disposition shall be deemed to be a revocation of such Special Meeting Request with respect to such disposed shares;

(viii) disclosure whether any of the stockholders requesting the special meeting will be soliciting proxies from other stockholders;

(ix) in the case of any director nominations proposed to be presented at the special meeting, as to each person whom the stockholders requesting the special meeting propose to nominate for election as a director:

(A) the name, age, business address and residence address of the person,

(B) the principal occupation or employment of the person,

(C) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person,

(D) a description of all arrangements or understandings between each stockholder requesting the special meeting and each nominee and any other person or persons (including their names) pursuant to which the nominations are to be made by the stockholders requesting the special meeting, and

(E) any other information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder (the "Exchange Act"); and

(x) any other information that is required to be provided by each stockholder requesting the special meeting pursuant to Regulation 14A under the Exchange Act.

In the case of any director nominations proposed to be presented at the special meeting, the Special Meeting Request must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. The Corporation may require any such proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee. In addition, the Special Meeting Request must be accompanied by documentary evidence that the stockholders requesting the special meeting own the Requisite Percentage as of the date on which the Special Meeting Request is delivered to the Secretary; provided, however, that if the stockholders requesting the special meeting are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the Secretary within ten days after the date on which the Special Meeting Request is delivered to the Secretary) that the beneficial owners on whose behalf the Special Meeting Request is made beneficially own the Requisite Percentage as of the date on which such Special Meeting Request is delivered to the Secretary.

If the stockholders requesting the special meeting (or their qualified representatives) fail to appear at the special meeting and present the business desired to be brought before the special meeting as described in the Special Meeting Request, the chairman of the special meeting shall declare to the special meeting that such business was not properly brought before the special meeting and no vote on such business will occur. For purposes of this Section 1.2, Section 1.8, Section 1.9 and Section 2.2, to be considered a "qualified representative" of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

A special meeting requested by stockholders shall be held at such date, time and place, either within or without the State of Delaware, as may be fixed by the Board; provided, however, that the date of any such special meeting shall be not more than one hundred and twenty days after a valid request to call the special meeting is received by the Secretary. Notwithstanding anything to the contrary in this Section 1.2, a special meeting requested by stockholders shall not be held if:

(a) the Special Meeting Request does not comply with this Section 1.2;

(b) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law;

(c) an annual or special meeting of stockholders that included an identical or substantially similar item of business ("Similar Business") was held not more than one hundred and eighty days before the Special Meeting Request was received by the Secretary;

(d) the Special Meeting Request is delivered during the period commencing one hundred and twenty days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders and ending on the date of the next annual meeting;

(e) the Board has called or calls for an annual or special meeting of stockholders to be held within one hundred and twenty days after the Special Meeting Request is received by the Secretary and the business to be conducted at such meeting includes Similar Business; or

(f) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law.

For purposes of this Section 1.2, the nomination, election or removal of directors shall be deemed to be Similar Business with respect to all items of business involving the nomination, election or removal of directors, changing the size of the Board, and filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors. The Board shall have the power to determine in good faith whether the requirements set forth in this Section 1.2 have been satisfied.

A stockholder requesting a special meeting may revoke such request at any time by written revocation delivered to the Secretary, and if, following such revocation, there are unrevoked requests for a special meeting from stockholders holding in the aggregate less than the Requisite Percentage, the Board, in its discretion, may cancel the special meeting.

Business transacted at a special meeting requested by stockholders shall be limited to the purpose or purposes stated in the Special Meeting Request; provided, however, that nothing herein shall prohibit the Board from submitting additional matters to stockholders at any such special meeting.

Section 1.3 Notice of Meetings.

Written notice of stockholders meetings, stating the place, date, and hour thereof, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given by the Chairman of the Board, if any, the Chief Executive Officer, the President, any Vice President, the Secretary, or an Assistant Secretary, to each stockholder entitled to vote thereat at least ten days but not more than sixty days before the date of the meeting, unless a different period is prescribed by law.

Section 1.4 Quorum.

Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, at any meeting of stockholders, the holders of a majority of the outstanding shares of each class of stock entitled to vote at the meeting shall be present or represented by proxy in order to constitute a quorum for the transaction of any business. In the absence of a quorum, a majority in interest of the stockholders present or the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 1.5 of these By-Laws until a quorum shall attend.

Section 1.5 Adjournment.

Any meeting of stockholders, annual or special, whether or not a quorum is present, may be adjourned from time to time by either (a) the vote of a majority in interest of the stockholders present either in person or by proxy, or (b) the chairman of the meeting. When a meeting is adjourned to another time or place, notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.6 Organization.

The Chairman of the Board, if any, or in his or her absence the Chief Executive Officer, or in his or her absence the President, or in their absence any Vice President, shall call to order meetings of stockholders and shall act as chairman of such meetings. The Board or, if the Board fails to act, the stockholders may appoint any stockholder, director, or officer of the Corporation to act as chairman of any meeting in the absence of the Chairman of the Board, the Chief Executive Officer, the President, and all Vice Presidents.

The Secretary shall act as secretary of all meetings of stockholders, but, in the absence of the Secretary, the chairman of the meeting may appoint any other person to act as secretary of the meeting.

Section 1.7 Voting.

Except as otherwise provided by law, the Certificate of Incorporation, or these By-Laws, and except for the election of directors, at any meeting duly called and held at which a quorum is present, a majority of the votes cast at such meeting upon a given question by the holders of outstanding shares of stock of all classes of stock of the Corporation entitled to vote thereon who are present in person or by proxy shall decide such question. At any meeting duly called and held for the election of directors at which a quorum is present, each nominee for director shall be elected to the Board if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that directors shall be elected by a plurality of the votes cast by the holders (acting as such) of shares of stock of the Corporation entitled to elect such directors at any meeting of stockholders for which the number of nominees exceeds the number of directors to be elected in a contested election. A "contested election" means that the number of persons properly nominated to serve as directors of the Corporation exceeds the number of directors to be elected. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Section 1.8 Transaction of Business.

No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board (or any duly authorized committee thereof), or (c) a proper matter for stockholder action under the General Corporation Law of the State of Delaware ("DGCL") that has been properly brought before the annual meeting by any stockholder who (i) is a stockholder of record on the date of the giving of the notice provided for in this Section 1.8 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) complies with the notice and other procedures set forth in this Section 1.8.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary.

To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty days nor more than ninety days prior to the date of the annual meeting; provided, however, that in the event that less than seventy days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder (in order to be timely) must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting:

(a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

(b) the name and record address, as they appear on the Corporation's books, of such stockholder;

(c) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder;

(d) (i) a description of any agreement, arrangement or understanding (including any derivative instruments, swaps, warrants, short positions, profit interests, options, hedging transactions, borrowed or loaned shares or other transactions, such as those involving direct or indirect opportunities to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, or partnership interests in a partnership that directly or indirectly hold any of the foregoing) that has been entered into as of the date of such notice by such stockholder and beneficial owner, if any, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of each such person or any of its affiliates or associates with respect to shares of stock of the Corporation, and any performance-related fees to which each such party is directly or indirectly entitled based on any increase or decrease in the value of shares of the Corporation; and (ii) a representation that the stockholder will notify the Corporation in writing of any of information required to be disclosed in clause (d)(i) that is in effect as of the record date for the meeting not later than five business days following the later of the record date or the date notice of the record date is first publicly disclosed;

(e) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business;

(f) disclosure whether the stockholder will be soliciting proxies from other stockholders;

(g) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and

(h) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 1.8; provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 1.8 shall be deemed to preclude discussion by any stockholder of any such business. If the chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the chairman of the meeting shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted. Further, if the proposing stockholder (or its qualified representative) fails to appear at the stockholders meeting and present its proposal, the chairman of the meeting shall declare to the meeting that such proposal was not properly brought before the meeting and such business shall not be transacted.

Nothing in this Section 1.8 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Section 1.9 Proxy Access for Director Nominations.

(a) For purposes of this Section 1.9, the following terms shall have the following meanings:

(i) "Authorized Group Member" means, with respect to any nomination by a Nominator Group, the member of that Nominator Group that is authorized to act on behalf of all members of that Nominator Group with respect to matters relating to the nomination, including withdrawal of the nomination.

(ii) "Compensation Arrangement" means any direct or indirect compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, including, without limitation, any agreement, arrangement or understanding with respect to any direct or indirect compensation, reimbursement or indemnification in connection with candidacy, nomination, service or action as a nominee or as a director.

(iii) "Eligible Stockholder" means a stockholder or group of no more than twenty stockholders (counting as one stockholder, for this purpose, any two or more funds that are part of the same Qualifying Fund Group) that (A) has Owned continuously for at least three years (the "Minimum Holding Period") a number of shares of stock of the Corporation that represents at least three percent of the outstanding shares of each class of stock of the Corporation entitled to vote as of the date the Nomination Notice is delivered to or mailed and received by the Secretary in accordance with this Section 1.9 (the "Required Shares"), (B) continues to own the Required Shares through the date of the annual meeting, and (C) satisfies all other requirements of, and complies with all applicable procedures set forth in, this Section 1.9, including, providing evidence of continuous Ownership of such shares for such three-year period from one or more securities intermediaries. No shares may be attributed to more than one Eligible Stockholder. A "Qualifying Fund Group" is a group of two or more funds that are (1) under common management and investment control, (2) under common management and funded primarily by the same employer or (3) a "family of investment companies" or "group of investment companies" as such terms are defined the Investment Company Act of 1940, as amended. Whenever the Eligible Stockholder consists of a group of stockholders (including a group of funds that are part of the same Qualifying Fund Group), (I) each provision in this Section 1.9 that requires the Eligible Stockholder to provide any written statements, representations, undertakings, agreements or other instruments or to meet any other conditions shall be deemed to require each stockholder (including each individual fund) that is a member of such group to provide such statements, representations, undertakings, agreements or other instruments and to meet such other conditions (except that the members of such group may aggregate the shares that each member has owned continuously for the Minimum Holding Period in order to meet the three percent ownership requirement of the "Required Shares" definition), and (II) a breach of any obligation, agreement or representation under this Section 1.9 by any member of such group shall be deemed a breach by the Eligible Stockholder. No person may be a member of more than one group of stockholders constituting an Eligible Stockholder with respect to any annual meeting, and if any stockholder appears as a member of more than one group of stockholders constituting an Eligible

Stockholder, or as a member of one group of stockholders constituting an Eligible Stockholder and as an Eligible Stockholder without any such group, such stockholder shall be deemed to be a member of only the group that has the largest Ownership position as reflected in the Nomination Notice and is not permitted to act as a Eligible Stockholder separate from such group.

(iv) "Maximum Number" means that number of directors constituting the greater of (A) two, or (B) twenty percent of the total number of directors of the Corporation on the last day on which a Nomination Notice may be submitted pursuant to this Section 1.9 (rounded down to the nearest whole number), which number shall be reduced as set forth in Section 1.9(c)(i). For purposes of determining when the Maximum Number has been reached, each of the following persons shall be counted as one of the Stockholder Nominees: (1) any individual nominated by an Eligible Stockholder for inclusion in the Corporation's proxy materials pursuant to this Section 1.9 whose nomination is subsequently withdrawn, (2) any individual nominated by an Eligible Stockholder for inclusion in the Corporation's proxy materials pursuant to this Section 1.9 whom the Board decides to nominate for election to the Board, and (3) any director in office as of the final date for which proxy access nominations may be received who was included in the Corporation's proxy materials as a Stockholder Nominee for either of the two preceding annual meetings of stockholders (including any individual counted as a Stockholder Nominee pursuant to the immediately preceding clause (2)) and whom the Board decides to nominate for re-election to the Board.

(v) "Minimum Number" means three percent of the outstanding shares of each class of stock of the Corporation entitled to vote as of the most recent date for which such amount is given in any filing by the Corporation with the Securities and Exchange Commission (the "SEC") prior to the submission of the Nomination Notice.

(vi) "Nominating Stockholder" means any Eligible Stockholder or group of up to twenty stockholders (counting as one stockholder, for this purpose, any two or more funds that are part of the same Qualifying Fund Group) that, collectively as a group, satisfy the requirements to qualify as an Eligible Stockholder (a "Nominator Group") that has (A) (individually and collectively, in the case of a Nominator Group) satisfied all applicable conditions and complied with all applicable procedures set forth in this Section 1.9 (including, without limitation, the timely submission of a Nomination Notice that meets the requirements set forth in this Section 1.9), and (B) nominated a Stockholder Nominee.

(vii) "Nomination Notice" means all information and documents that a Nominating Stockholder is required to submit to the Secretary pursuant to Section 1.9(e).

(viii) "Own" means possession, with respect to those outstanding shares of each class of stock of the Corporation entitled to vote, of both the full: (A) voting and investment rights pertaining to the shares, and (B) economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, including any short sale; (2) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell; or (3) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, or if exercised by either party thereto would have, the purpose or effect of reducing in any manner, to any extent or at any time in the future, such stockholder's or affiliates' full right to vote or direct the voting of any such shares, and/or hedging, offsetting or altering to any degree any gain or loss arising from the full economic Ownership of such shares by such stockholder or affiliate, other than any such arrangements solely involving a national or multi-national multi-industry market index. A stockholder shall "Own" shares held in the name of a nominee or other securities intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and the right to direct the disposition thereof and possesses the full economic interest in the shares. A stockholder's Ownership of shares shall be deemed to continue during any period in which the stockholder has loaned such shares or delegated any voting power over such shares by means of a proxy, power of attorney or other instrument or arrangement which in either case is revocable at any time by the stockholder; provided, however, in the event of a loan of such shares, the stockholder has the power to recall such loaned shares on five business days' notice and includes in its Nomination Notice an agreement that it will (I) promptly recall such loaned shares upon being notified that any of its Stockholder Nominees will be included in the Corporation's proxy materials, and (II) continue to hold such recalled shares through the date of the annual meeting. The terms "Owned," "Owning," "Ownership" and other variations of the word "Own" shall have correlative meanings. Whether shares constitute shares Owned shall be decided by the Board (or any duly authorized committee thereof) in its reasonable determination, which determination shall be conclusive and binding on the Corporation and its stockholders. For purposes of this Section 1.9, the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the Exchange Act.

(ix) "public announcement" shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press, Business Wire or other national news service or in a document publicly filed by the Corporation with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(x) "Stock Exchange Rules" means the rules of any United States securities exchange on which the Corporation's securities are traded.

(xi) "Stockholder Nominee" means any person nominated for election pursuant to this Section 1.9.

(xii) "Voting Commitment" means any agreement, arrangement or understanding with, or any commitment or assurance to, any person or entity as to how a Stockholder Nominee, if elected as a director of the Corporation, will act or vote on any issue or question.

(b) Subject to the provisions of this Section 1.9, if expressly requested in a timely Nomination Notice, the Corporation shall include in its proxy statement for any annual meeting of stockholders: (i) the name of any Stockholder Nominee, which shall also be included on the Corporation's form of proxy and ballot; (ii) disclosure about the Stockholder Nominee and the Nominating Stockholder required under the rules of the SEC or other applicable law; and (iii) any statement included by the Nominating Stockholder in the Nomination Notice for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board (subject, without limitation, to Section 1.9(f)), if such statement does not exceed five hundred words (a "Supporting Statement"); provided that only one Supporting Statement may be submitted by an Eligible Stockholder (including any group of stockholders together constituting an Eligible Stockholder) in support of its Stockholder Nominee(s); provided, further, that the Corporation may omit from its proxy materials any information or Supporting Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation.

Notwithstanding the foregoing, the Corporation may include any other information in the proxy statement relating to the nomination of the Stockholder Nominee, including, without limitation, any statement in opposition to the nomination, information relating to any Compensation Arrangement and/or Voting Commitment, and any of the information provided pursuant to this Section 1.9.

For the avoidance of doubt, the provisions of this Section 1.9 shall not apply to a special meeting of stockholders (including, without limitation, a stockholder requested special meeting), and the

Corporation shall not be required to include a director nominee of a stockholder or group of stockholders in the Corporation's proxy statement, form of proxy or ballot for any special meeting of stockholders.

(c) (i) The Corporation shall not be required to include in the proxy statement for an annual meeting of stockholders more Stockholder Nominees than the Maximum Number. In the event that one or more vacancies for any reason occurs on the Board after the deadline set forth in Section 1.9(d) but before the date of the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the Maximum Number shall be calculated based on the number of directors in office as so reduced.

(ii) Any Nominating Stockholder submitting more than one Stockholder Nominee for inclusion in the Corporation's proxy materials pursuant to this Section 1.9 shall rank such Stockholder Nominees based on the order that the Nominating Stockholder desires such Stockholder Nominees to be selected for inclusion in the Corporation's proxy materials. In the event that the number of Stockholder Nominees submitted by Nominating Stockholders pursuant to this Section 1.9 exceeds the Maximum Number, the highest ranking Stockholder Nominee who meets the requirements of this Section 1.9 from each Nominating Stockholder will be selected for inclusion in the Corporation's proxy materials until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of stock of the Corporation that each Nominating Stockholder disclosed as Owned in its respective Nomination Notice submitted to the Corporation. This selection process will continue with the next highest ranked Stockholder Nominees as many times as necessary, following the same order each time, until the Maximum Number is reached.

(iii) Notwithstanding anything to the contrary contained in this Section 1.9, the Corporation shall not be required to include in its proxy materials any Stockholder Nominee:

(A) who would not be an independent director under the rules of the SEC and the Stock Exchange Rules and any publicly disclosed standards used by the Board in determining and disclosing the independence of the directors,

(B) who would not qualify as a "non-employee director" under Rule 16b-3 under the Exchange Act or as an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended,

(C) who is the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a proceeding within the past ten years,

(D) whose election as a member of the Board would cause the Corporation to be in violation of the Certificate of Incorporation, these By-Laws, the rules and listing standards of the principal United States securities exchanges upon which the stock of the Corporation is listed or traded, or any applicable law, rule or regulation,

(E) who is or has been, within the past three years, an officer or director of a competitor of the Corporation within the meaning of Section 8 of the Clayton Antitrust Act of 1914,

(F) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, or

(G) who shall have provided any information to the Corporation or its stockholders that was untrue in any material respect or that omitted to state a material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading.

(d) To be timely, a Nomination Notice must be delivered to or be mailed and received at the principal executive offices of the Corporation not later than the close of business on the one hundred and twentieth day nor earlier than the close of business on the one hundred and fiftieth day prior to the first anniversary of the date (as stated in the Corporation's proxy materials relating to that annual meeting) that the Corporation first mailed its proxy statement for the annual meeting of the previous year, except where information or documents are required to be provided after the date the Nomination Notice is first submitted, as set forth in this Section 1.9 (provided, however, that in the event that the date of the annual meeting is more than thirty days before or more than seventy days after such anniversary date, the Nomination Notice must be so delivered not earlier than the close of business on the one hundred and fiftieth day prior to such annual meeting and not later than the close of business on the later of the one hundred and twentieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the adjournment or postponement of an annual meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a Nomination Notice.

(e) The Nomination Notice shall consist of, collectively, the following information, documents and agreements which shall be compiled, completed and submitted by the Nominating Stockholder or its representatives at its own cost:

(i) documentary evidence in the form of written statements from the record holder(s) of the Required Shares (and from each intermediary through which the Required Shares are or have been held during the requisite three-year holding period, provided that each such intermediary must be a participant in the Depository Trust Company or an affiliate of a participant in the Depository Trust Company) verifying and certifying that, as of a date within seven calendar days prior to the date of the Nomination Notice, the Nominating Stockholder Owns, and has continuously Owned for the preceding three years, the Minimum Number of Required Shares, and the Nominating Stockholder's agreement to provide, within five business days after the record date for the annual meeting, documentary evidence in the form of written statements from the record holder(s) and intermediaries verifying and certifying the Nominating Stockholder's continuous Ownership of the Minimum Number of Required Shares through the record date;

(ii) an undertaking to provide immediate notice if the Nominating Stockholder ceases to Own the Minimum Number of Required Shares prior to the date of the annual meeting;

(iii) a copy of the Schedule 14N (or any successor form) and any amendments thereto relating to the Stockholder Nominee, completed and filed with the SEC by the Nominating Stockholder, as applicable, in accordance with rules of the SEC;

(iv) the written consent of each Stockholder Nominee to being named in the Corporation's proxy statement, form of proxy and ballot as a nominee and to serve as a director if elected;

(v) a written notice of the nomination of such Stockholder Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including, for the avoidance of doubt, each member of a Nominator Group):

(A) the information and other deliverables that would be required to be set forth in a stockholder's notice of nomination pursuant to Section 2.2 of these By-Laws, as if the Nominating Stockholder were the proposing stockholder under that section;

(B) to the extent not included in the response to clause (A) above, a detailed description of all material relationships, between or among the Nominating Stockholder, on the one hand,

and each Stockholder Nominee, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 of Regulation S–K (or its successor item) if the Nominating Stockholder were the "registrant" for purposes of such item and the Stockholder Nominee were a director or executive officer of such registrant;

(C) a detailed description of all communications by such Nominating Stockholder with any other stockholder or beneficial owner of any securities of the Corporation regarding such Stockholder Nominee;

(D) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N (or any successor item);

(E) a representation and warranty that the Nominating Stockholder did not acquire and is not holding, securities of the Corporation for the purpose or with the intent of influencing or changing control of the Corporation;

(F) a representation and warranty that the Nominating Stockholder has not nominated and will not nominate for election to the Board at the annual meeting any person other than such Nominating Stockholder's Stockholder Nominee(s);

(G) a representation and warranty that the Nominating Stockholder has not engaged in and will not engage in a "solicitation" within the meaning of Rule 14a-1(l) (or any successor thereof) under the Exchange Act with respect to the annual meeting, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board;

(H) a representation and warranty that the Nominating Stockholder has not engaged in and will not engage in, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board, (1) an exempt solicitation as described in Rule 14a-2(b) (or any successor thereof) under the Exchange Act, or (2) any communication, as described in Rule 14a-1(l)(2)(iv) (or any successor thereof) under the Exchange Act, stating how the Nominating Stockholder intends to vote at the annual meeting and the reasons therefor;

(I) a representation and warranty that the Nominating Stockholder will not use or distribute any proxy card other than the Corporation's proxy card in soliciting stockholders in connection with the election of a Stockholder Nominee at the annual meeting;

(J) a representation and warranty that the Stockholder Nominee's candidacy or, if elected, membership on the Board would not violate applicable state or federal law or Stock Exchange Rules and will adhere to all applicable corporate governance, conflict of interest, confidentiality, stock ownership, trading policies and guidelines of the Corporation applicable to directors, as such may be modified from time to time;

(K) a representation and warranty that the Stockholder Nominee: (1) qualifies as independent under the rules of the SEC and the Stock Exchange Rules and any publicly disclosed standards used by the Board in determining and disclosing the independence of the directors; and (2) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor thereof) under the Securities Act of 1933, as amended, or Item 401(f) of Regulation S-K (or any successor item) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Stockholder Nominee;

(L) a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Section 1.9(c)(iii);

(M) a representation and warranty that the Nominating Stockholder will continue to satisfy the eligibility requirements described in Section 1.9(c)(iii) through the date of the annual meeting;

(N) the details of any position of the Stockholder Nominee as an officer or director of any competitor of the Corporation within the meaning of Section 8 of the Clayton Antitrust Act of 1914, within the three years preceding the submission of the Nomination Notice;

(O) if desired, a Supporting Statement;

(P) a representation and agreement from each Stockholder Nominee that such Stockholder Nominee (1) is not and will not become a party to (I) any Voting Commitment that has not been disclosed to the Corporation in such representation and agreement or (II) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation in such representation and agreement, (3) would be in compliance, if elected as a director of the Corporation, and will comply with the Corporation's code of conduct and ethics, corporate governance guidelines, stock ownership and trading policies and guidelines and any other policies or guidelines of the Corporation applicable to directors, and (4) will make such other acknowledgments, enter into such agreements and provide such information as the Board requires of all directors, including promptly submitting all completed and signed questionnaires and other documents and agreements required of the Corporation's directors; and

(Q) in the case of a nomination by a Nominator Group, the designation by all group members of one Authorized Group Member; and

(vi) an executed agreement (which form of agreement shall be provided by the Secretary upon written request), which must be submitted within ten days of the Nominating Stockholder's first submission of any information required by this Section 1.9(e), pursuant to which the Nominating Stockholder (including each member of a Nominator Group) agrees:

(A) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election of directors of the Corporation;

(B) to file with the SEC any written solicitation or other communication with the Corporation's stockholders relating to one or more of the Corporation's directors or director nominees or any Stockholder Nominee, regardless of whether any such filing is required under any rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation;

(C) to assume all liability stemming from any action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder or the Stockholder Nominee nominated by such Nominating Stockholder with the Corporation, its stockholders or any other person, including, without limitation, the Nomination Notice;

(D) to indemnify and hold harmless (jointly with all other members of a Nominator Group, if applicable) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys' fees) incurred in connection with any action, suit or proceeding (whether threatened, pending or completed), whether legal, judicial administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Stockholder or Stockholder Nominee to comply with, or any breach or alleged breach of, its obligations, agreements or representations under or pursuant to this Section 1.9, or otherwise arising out of any nomination, solicitation or other activity by any Eligible Stockholder or any member of a Nominator Group in connection with its efforts pursuant to this Section 1.9;

(E) to promptly (and in any event within forty-eight hours of discovering such misstatement or omission) notify the Corporation and any other recipient of any misstatement or omission if information included in the Nomination Notice, or any other communication by the Nominating Stockholder (including with respect to any member of a Nominator Group) with the Corporation, its stockholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), and promptly notify the Corporation and any other recipient of the information that is required to correct the misstatement or omission; and

(F) in the event that the Nominating Stockholder (including any member of a Nominator Group) has failed to continue to satisfy the eligibility requirements described in Section 1.9(c)(iii), to promptly notify the Corporation.

The information and documents required by this Section 1.9(e) shall be provided with respect to and executed by the Nominating Stockholder (and each member of a Nominator Group), and provided with respect to the persons specified in Instructions 1 and 2 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of a Nominating Stockholder or any member of a Nominator Group. The Nomination Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 1.9(e) (other than such information and documents required to be provided after the date the Nomination Notice is first submitted) have been delivered to or, if sent by mail, received by the Secretary.

(f) (i) If:

(A) a Nominating Stockholder or the applicable Eligible Stockholder becomes ineligible, withdraws its nomination, breaches any of its agreements or representations or fails to comply with any of its obligations under this Section 1.9, or

(B) a Stockholder Nominee becomes ineligible for inclusion in the Corporation's proxy materials pursuant to this Section 1.9, dies, is unwilling to serve on the Board, or otherwise becomes ineligible, unable to stand for, or unavailable for election at, the annual meeting, in each case as determined by the Board (or any duly authorized committee thereof) or the chairman of the annual meeting, whether before or after the mailing of the definitive proxy statement,

(1) the Corporation (I) shall not be required to include in its proxy statement or on any ballot or form of proxy the Stockholder Nominee or any successor or replacement nominee proposed by the Nominating Stockholder or by any other Nominating Stockholder; and (II) may otherwise communicate to its stockholders, including, without limitation, by amending or supplementing its proxy statement, form of proxy or ballot, that the Stockholder Nominee will not be included as a Stockholder Nominee in the proxy statement, form of proxy or on any ballot and will not be voted on at the annual meeting; and

(2) the Board (or any duly authorized committee thereof) or the chairman of the annual meeting shall declare such nomination to be invalid and such nomination shall be disregarded (notwithstanding that proxies in respect of such vote may have been received by the Corporation).

(ii) Notwithstanding anything to the contrary contained in this Section 1.9, the Corporation may omit from its proxy materials any Stockholder Nominee, and any information concerning such Stockholder Nominee (including a Supporting Statement), and in such case such nomination shall be disregarded and no vote on such Stockholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Stockholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of the Stockholder Nominee, if:

(A) the Corporation receives a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate any candidate for election to the Board at the annual meeting pursuant to the advance notice requirements for stockholder nominees set forth in Section 2.2 of these By-Laws;

(B) the Nominating Stockholder has engaged in a "solicitation" within the meaning of Rule 14a-1(l) (or any successor thereof) under the Exchange Act with respect to the annual meeting, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board;

(C) the Nominating Stockholder has engaged in, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board, (1) an exempt solicitation as described in Rule 14a-2(b) (or any successor thereof) under the Exchange Act, or (2) any communication, as described in Rule 14a-1(l)(2)(iv) (or any successor thereof) under the Exchange Act, stating how the Nominating Stockholder intends to vote at the annual meeting and the reasons therefor; or

(D) the Nominating Stockholder or the Authorized Group Member, as applicable, or any qualified representative thereof, does not appear at the annual meeting to present the nomination submitted in accordance with this Section 1.9.

(iii) Notwithstanding anything to the contrary contained in this Section 1.9, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the Supporting Statement, if

(A) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading;

(B) such information directly or indirectly impugns the character, integrity or personal reputation of, or makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any individual, corporation, partnership, association or other entity, organization or governmental authority;

(C) the inclusion of such information in the proxy statement would otherwise violate the SEC proxy rules or any other applicable law, rule or regulation; or

(D) the inclusion of such information in the proxy statement would impose a material risk of liability upon the Corporation.

(g) The Board (and any other person or body authorized by the Board, including, without limitation, the chairman of the relevant annual meeting) shall have the power and authority to interpret this Section 1.9 and to make any and all determinations necessary or advisable to apply this Section 1.9 to any persons, facts or circumstances, including the power to determine (i) whether one or more stockholders or beneficial owners qualifies as an Eligible Stockholder or Nominator Group, as applicable, (ii) whether a Nomination Notice complies with this Section 1.9, (iii) whether a Stockholder Nominee satisfies the qualifications and requirements in this Section 1.9, and (iv) whether any and all requirements of this Section 1.9 have been satisfied. Any such interpretation or determination adopted in good faith by the Board (or any other person or body authorized by the Board, including, without limitation, the chairman of the relevant annual meeting) shall be binding on all persons, including the Corporation and its stockholders (including any beneficial owners). The chairman of the annual meeting shall, if the facts warrant, determine and declare to the annual meeting that a nomination was not made in accordance with the foregoing procedures, and the defective nomination shall be disregarded.

ARTICLE II
BOARD OF DIRECTORS

Section 2.1 Number and Term of Office.

The business, property, and affairs of the Corporation shall be managed by or under the direction of a Board of no less than three and no more than fifteen directors; provided, however, that the Board, by resolution adopted by vote of a majority of the then authorized number of directors, may increase or decrease the number of directors. The directors shall be elected by the holders of shares entitled to vote thereon at the annual meeting of stockholders, and each shall serve (subject to the provisions of Article IV) until the next succeeding annual meeting of stockholders and until his respective successor has been elected and qualified.

Section 2.2 Nominations for Director.

Only persons who are nominated in accordance with Section 1.2, Section 1.9 or the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the By-Laws with respect to the filling of vacancies on the Board. Nominations of persons for election to the Board may be made at any annual meeting of stockholders, either (a) by or at the direction of the Board (or any duly authorized committee thereof) or (b) by any stockholder who (i) is a stockholder of record on the date of the giving of the notice provided for in this Section 2.2 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) complies with the notice procedures set forth in this Section 2.2.

In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary.

To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty days nor more than ninety days prior to the date of the annual meeting; provided, however, that in the event that less than seventy days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder (in order to be timely) must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a stockholder's notice to the Secretary must set forth:

(a) as to each person whom the stockholder proposes to nominate for election as a director:

(i) the name, age, business address and residence address of the person;

(ii) the principal occupation or employment of the person;

(iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person;

(iv) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (including their names) pursuant to which the nominations are to be made by the stockholder; and

(v) any other information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act; and

(b) as to the stockholder giving the notice:

(i) the name and record address, as they appear on the Corporation's books, of such stockholder;

(ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder;

(iii) (A) a description of any agreement, arrangement or understanding (including any derivative instruments, swaps, warrants, short positions, profit interests, options, hedging transactions, borrowed or loaned shares or other transactions, such as those involving direct or indirect opportunities to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, or partnership interests in a partnership that directly or indirectly hold any of the foregoing) that has been entered into as of the date of such notice by such stockholder and beneficial owner, if any, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of each such person or any of its affiliates or associates with respect to shares of stock of the Corporation, and any performance-related fees to which each such party is directly or indirectly entitled based on any increase or decrease in the value of shares of the Corporation; and (B) a representation that the stockholder will notify the Corporation in writing of any of information required to be disclosed in clause (iii)(A) that is in effect as of the record date for the meeting not later than five business days following the later of the record date or the date notice of the record date is first publicly disclosed;

(iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business;

(v) disclosure whether the stockholder will be soliciting proxies from other stockholders;

(vi) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and

(vii) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act.

Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee. Further, if the proposing stockholder (or its qualified representative) fails to appear at the stockholders meeting and present the nomination submitted pursuant to this Section 2.2, the chairman of the meeting shall declare to the meeting that such nomination was not properly brought before the meeting and no vote on such nominee will occur.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in Section 1.2, Section 1.9, or this Section 2.2. In addition, no person shall be eligible for election as a director of the Corporation if such person:

(a) is the subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a proceeding within the past ten years;

(b) whose election as a member of the Board would cause the Corporation to be in violation of the Certificate of Incorporation, these By-Laws, the rules and listing standards of the principal United States securities exchanges upon which the stock of the Corporation is listed or traded, or any applicable law, rule or regulation;

(c) who is or has been, within the past three years, an officer or director of a competitor of the Corporation within the meaning of Section 8 of the Clayton Antitrust Act of 1914, or

(d) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended.

If the chairman of the annual meeting determines that a nomination was not made in accordance with the foregoing procedures, the chairman of the meeting shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Nothing in these By-Laws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Notice of stockholder proposals that are, or that the stockholder intends to be, governed by Rule 14a-8 under the Exchange Act are not governed by these By-Laws.

Section 2.3 Chairman of the Board .

The directors may elect one of their members to be Chairman of the Board. The Chairman shall be subject to the control of and may be removed by the Board. He shall perform such duties as may from time to time be assigned to him by the Board. For clarity, as used in these By-Laws, the term "Chairman" or the "Chairman of the Board" shall include any "Executive Chairman" elected by the Board.

Section 2.4 Meetings .

Regular meetings of the Board may be held without notice at such time and place as shall from time to time be determined by the Board.

Special meetings of the Board shall be held at such time and place as shall be designated in the notice of the meeting whenever called by the Chairman of the Board, if any, the Chief Executive Officer, the President or by a majority of the directors then in office.

Section 2.5 Notice of Special Meetings.

The person(s) authorized to call special meetings of the Board may fix the place and time of the meeting. Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile; or

(d) sent by electronic mail, directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Corporation's records.

If the notice is delivered personally by hand, by courier or by telephone, sent by facsimile or sent by electronic mail, it shall be delivered or sent at least twenty-four hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least three days before the time of the holding of the meeting. Any oral notice may be communicated either to the director or to a person at the office of the director who the person giving notice has reason to believe will promptly communicate such notice to the director. Unless otherwise stated in the notice thereof, any and all business may be transacted at any meeting without specification of such business in the notice.

Section 2.6 Quorum and Organization of Meetings.

A majority of the total number of members of the Board as constituted from time to time shall constitute a quorum for the transaction of business, but, if at any meeting of the Board (whether or not adjourned from a previous meeting) there shall be less than a quorum present, a majority of those present may adjourn the meeting to another time and place, and the meeting may be held as adjourned without further notice or waiver. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, a majority of the directors present at any meeting at which a quorum is present may decide any question brought before such meeting.

Meetings shall be presided over by the Chairman of the Board, if any, or in his absence by the President, or in the absence of both by such other person as the directors may select. The chairman of the meeting may appoint any person, including himself, to act as secretary of the meeting.

Section 2.7 Committees .

The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business, property, and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to amending the Certificate of Incorporation of the Corporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board pursuant to authority expressly granted to the Board by the Corporation's Certificate of Incorporation, fix any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation, or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation), adopting an agreement of merger or consolidation under Section 251 or 252 of the DGCL, recommending to the stockholders the sale, lease, or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of dissolution, or amending these By-Laws; and, unless the resolution expressly so provided, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL. Each committee which may be established by the Board pursuant to these By-Laws may fix its own rules and procedures. Notice of meetings of committees, other than of regular meetings provided for by the rules, shall be given to committee members. All action taken by committees shall be recorded in minutes of the meetings.

Section 2.8 Action Without Meeting.

Nothing contained in these By-Laws shall be deemed to restrict the power of members of the Board or any committee designated by the Board to take any action required or permitted to be taken by them without a meeting.

Section 2.9 Telephone Meetings.

Nothing contained in these By-Laws shall be deemed to restrict the power of members of the Board, or any committee designated by the Board, to participate in a meeting of the Board, or committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

ARTICLE III
OFFICERS

Section 3.1 Executive Officers.

The executive officers of the Corporation shall be a Chief Executive Officer, a President, one or more Vice Presidents, a Treasurer, and a Secretary, each of whom shall be elected by the Board. The Board may elect or appoint such other officers, including an Executive Chairman, a Controller and one or more Assistant Treasurers and Assistant Secretaries as it may deem necessary or desirable. Each officer shall hold office for such term as may be prescribed by the Board from time to time. Any person may hold at one time two or more offices.

Section 3.2 Powers and Duties .

The Chairman of the Board, if any, or, in his absence, the Chief Executive Officer, shall preside at all meetings of the stockholders and of the Board. The Chief Executive Officer shall be the chief executive officer of the Corporation. In the absence of the Chief Executive Officer, the President or in his absence, a Vice President appointed by the President or, if the President fails to make such appointment, by the Board, shall perform all the duties of the Chief Executive Officer. The officers and agents of the Corporation shall each have such powers and authority and shall perform such duties in the management of the business, property, and affairs of the Corporation as generally pertain to their respective offices, as well as such powers and authorities and such duties as from time to time may be prescribed by the Board.

ARTICLE IV
RESIGNATIONS, REMOVALS, AND VACANCIES

Section 4.1 Resignations.

Any director or officer of the Corporation, or any member of any committee, may resign at any time by giving written notice to the Board, the Chief Executive Officer or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time be not specified therein, then upon receipt thereof. The acceptance of such resignation shall not be necessary to make it effective.

Section 4.2 Removals.

The Board, by a vote of not less than a majority of the entire Board, at any meeting thereof, or by written consent, at any time, may, to the extent permitted by law, remove with or without cause from office or terminate the employment of any officer or member of any committee and may, with or without cause, disband any committee.

Any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares entitled at the time to vote at an election of directors.

Section 4.3 Vacancies.

Any vacancy in the office of any director or officer through death, resignation, removal, disqualification, or other cause, and any additional directorship resulting from increase in the number of directors, may be filled at any time by a majority of the directors then in office even though less than a quorum remains or in the case of any vacancy in the office of any director, by the stockholders, and, subject to the provisions of this Article IV, the person so chosen shall hold office until his successor shall have been elected and qualified; or, if the person so chosen is a director elected to fill a vacancy, he shall (subject to the provisions of this Article IV) hold office for the unexpired term of his predecessor.

ARTICLE V
CAPITAL STOCK

Section 5.1 Stock Certificates.

The certificates for shares of the capital stock of the Corporation shall be in such form as shall be prescribed by law and approved, from time to time, by the Board.

Section 5.2 Transfer of Shares.

Shares of the capital stock of the Corporation may be transferred on the books of the Corporation only by the holder of such shares or by his duly authorized attorney, upon the surrender to the Corporation or its transfer agent of the certificate representing such stock properly endorsed.

Section 5.3 Fixing Record Date.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which, unless otherwise provided by law, shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

Section 5.4 Lost Certificates.

The Board or any transfer agent of the Corporation may direct a new certificate or certificates representing stock of the Corporation to be issued in place of any certificate or certificates theretofore issued by the Corporation, alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates, the Board (or any transfer agent of the Corporation authorized to do so by a resolution of the Board) may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to give the Corporation a bond in such sum as the Board (or any transfer agent so authorized) shall direct to indemnify the Corporation against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificates, and such requirement may be general or confined to specific instances.

Section 5.5 Regulations.

The Board shall have power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer, registration, cancellation, and replacement of certificates representing stock of the Corporation.

ARTICLE VI
MISCELLANEOUS

Section 6.1 Corporate Seal.

The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization, and the words "Corporate Seal" and "Delaware".

Section 6.2 Fiscal Year.

The fiscal year of the Corporation shall be determined from time to time by resolutions of the Board.

Section 6.3 Notices and Waivers Thereof.

Whenever any notice whatever is required by law, the Certificate of Incorporation, or these By-Laws to be given to any stockholder, director, or officer, such notice, except as otherwise provided by law, may be given personally, or by mail addressed to such address as appears on the books of the Corporation, or in any other manner expressly provided for in these By-Laws. Any notice given by mail shall be deemed to have been given when it shall have been deposited in the United States mail with postage thereon prepaid.

Whenever any notice is required to be given by law, the Certificate of Incorporation or these By-Laws, a written waiver thereof, signed by the person entitled to such notice, whether before or after the meeting or the time stated therein, shall be deemed equivalent in all respects to such notice to the full extent permitted by law.

Section 6.4 Stock of Other Corporations or Other Interests.

Unless otherwise ordered by the Board, the Chief Executive Officer, the President, the Secretary, and such attorneys or agents of the Corporation as may be from time to time authorized by the Board, the Chief Executive Officer or the President shall have full power and authority on behalf of this Corporation to attend and to act and vote in person or by proxy at any meeting of the holders of securities of any corporation or other entity in which this Corporation may own or hold shares or other securities, and at such meetings shall possess and may exercise all the rights and powers incident to the ownership of such shares or other securities which this Corporation, as the owner or holder thereof, might have possessed and exercised if present. The Chief Executive Officer, the President, the Secretary, or such attorneys or agents, may also execute and deliver on behalf of this Corporation powers of attorney, proxies, consents, waivers, and other instruments relating to the shares or securities owned or held by this Corporation.

Section 6.5 Forum for Internal Corporate Claims.

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, all Internal Corporate Claims shall be brought solely and exclusively in the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the United States Court for the District of Delaware). "Internal Corporate Claims" means claims, including claims in the right of the Corporation, brought by a stockholder (including a beneficial owner) (i) that are based upon a violation of a duty owed by a current or former director or officer or stockholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware.

ARTICLE VII
NOTICE BY ELECTRONIC TRANSMISSION

Section 7.1 Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the Certificate of Incorporation, or these By-Laws, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or these By-Laws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if:

(a) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent; and

(b) such inability becomes known to the Secretary or an Assistant Secretary or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Any notice given pursuant to the preceding paragraph shall be deemed given if by:

(a) facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(b) electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(c) a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(d) any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

Section 7.2 Definition of Electronic Transmission.

An "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE VIII
AMENDMENTS

Except as provided below, the holders of shares entitled at the time to vote for the election of directors shall have power to adopt, amend, or repeal the By-Laws of the Corporation by vote of not less than a majority of such shares, and except as otherwise provided by law, the Board shall have power equal in all respects to that of the stockholders to adopt, amend, or repeal the By-Laws by vote of not less than a majority of the entire Board.